Filed by Rentrak Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Rentrak Corporation

Commission File No.: 000-15159

Date: November 5, 2015

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NOVEMBER 04, 2015 / 10:00PM GMT, RENT - Q2 2016 Rentrak Corp Earnings Call

CORPORATE PARTICIPANTS

Bill Livek Rentrak Corporation – Vice Chairman & CEO

David Chemerow Rentrak Corporation – COO & CFO

CONFERENCE CALL PARTICIPANTS

Tom Eagan Telsey Advisory Group – Analyst

Peter Appert Piper Jaffray & Co. – Analyst

Tim McHugh William Blair & Company – Analyst

Ben Flox Avondale Partners – Analyst

Rich Tullo Albert Fried & Company – Analyst

Tracy Young Evercore Partners Inc. – Analyst

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between comScore and Rentrak. These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include statements about future financial and operating results; benefits of the transaction to customers, shareholders and employees; potential synergies and cost savings; the ability of the combined company to drive growth and expand customer and partner relationships; and other statements regarding the proposed transaction. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the comScore stockholders or Rentrak shareholders to approve the proposed merger; failure to achieve regulatory approval; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; and other factors, including those set forth in the most current Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed by comScore and Rentrak with the SEC. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof, and comScore and Rentrak are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, comScore has filed a preliminary registration statement on Form S-4, which includes a preliminary prospectus and related materials to register the shares of comScore common stock to be issued in the merger, a preliminary joint proxy statement/prospectus of comScore and Rentrak, and other documents concerning the proposed merger, with the SEC. This material is not a substitute for the final registration statement and joint proxy statement/prospectus regarding the proposed merger. The preliminary registration statement and joint proxy statement/prospectus contain, and the final registration statement and joint proxy statement/prospectus will contain, important information about the proposed merger and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED, OR TO BE FILED, WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COMSCORE, RENTRAK, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the preliminary registration statement and the preliminary joint proxy statement/prospectus and any other documents filed by comScore and Rentrak with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting comScore Investor Relations by mail at comScore, Inc., 11950 Democracy Drive, Suite 600, Reston, Virginia 20190, Attention: Investor Relations, by telephone at (703) 438-2100, or by going to comScore’s Investor Relations page at http://ir.comscore.com/contactus.cfm, or by contacting Rentrak Investor Relations by mail at Rentrak Corporation, 7700 N.E. Ambassador Place, Portland, Oregon 97220, Attention: Investor Relations, by telephone at (503) 284-7581, or by going to Rentrak’s Investor Relations page at http://investor.rentrak.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

Each of Rentrak and comScore and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective shareholders or stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of comScore or Rentrak security holders in connection with the proposed merger is set forth in the preliminary registration statement and the preliminary joint proxy statement/prospectus that has been filed with the SEC, and will also be set forth in the final registration statement and joint proxy statement/prospectus when filed with the SEC. Information regarding Rentrak’s executive officers and directors is included in Rentrak’s Proxy Statement for its 2015 Annual Meeting of Shareholders, filed with the SEC on July 9, 2015, and information regarding comScore’s executive officers and directors is

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NOVEMBER 04, 2015 / 10:00PM GMT, RENT - Q2 2016 Rentrak Corp Earnings Call

included in comScore’s Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on June 8, 2015. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of comScore and Rentrak have interests in the transaction that may differ from the interests of comScore stockholders and Rentrak shareholders generally. These interests are described in the preliminary joint proxy statement/prospectus.

PRESENTATION

Operator

Good afternoon, everyone, and welcome to Rentrak’s FY16 second-quarter conference call.

(Operator Instructions)

Please also note, today’s event is being recorded. During the call, Rentrak will make forward-looking statements within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Please refer to pages 2 and 3 of the slides that accompany today’s webcast on Rentrak’s website at www.rentrak.com.

And, to Rentrak’s periodic filings with the SEC for a complete discussion of the risks and uncertainties that could cause actual results to differ materially from those you may perceive today. The Company has also posted supplemental financial information with historical trend data, its website.

Now, I’d like to turn the conference call over to Bill Livek, Vice Chairman and CEO of Rentrak. Sir, please go ahead.

Bill Livek – Rentrak Corporation – Vice Chairman & CEO

Thank you, operator and thank you, everyone, for joining us on the call today. David Chemerow, our COO and CFO, is with me to provide our financial update. David and a number of members of our executive team will be available for the question-and-answer session.

First off, I’m very excited to begin today’s call with a major announcement of a contract signing for Rentrak in our local television business. As you can see on slides 5, 6, and 7, we have significantly expanded our relationship with our great client, Sinclair. After starting working with them in 2009, and over the years adding many of their stations, today, on this call, we are announcing that we have signed a group-wide deal for Sinclair’s 164 television stations. Which is up from the 63 that we currently serve.

This group-wide deal is a milestone agreement and that’s on the heels of the CBS expansion that we announced at our investor day. And, that deal included all of the CBS owned and operated stations. In total, this Sinclair agreement adds 101 new stations bringing our total client base to approximately 615 stations. This is nearly one-third of all the television stations in the US.

This news confirms that our local market strategy is working. And, proves the incredible value local television stations and the local advertising ecosystem receives from Rentrak’s ratings along with our advanced demographic. Sinclair believes, like we do, that Rentrak is the leader in precisely measuring local TV. More on local in a minute.

I’d like to spend a couple of moments on our other big recent news. Rentrak’s proposed merger with comScore. Given our regulatory requirements, I am limited to what I can discuss on this call. But, as I’d like to reiterate, some of the biggest benefits of this deal is shown on slide 8. As a combined Company, we will be perfectly positioned to provide the complete picture of how viewers consume content across all platforms today and well into the future.

Our extensive assets will include information from over 120 million television sets, 125,000 movie screens, and a 2 million strong global Internet panel, and 1.8 trillion monthly digital consumer interactions. Next, with the rapid increase of the multi-screen consumer growth in reaching consumers through digital channels and the rise of the advertising automation, our merger will capitalize on these megatrends currently shaping the television, movie, and media, and advertising ecosystems. To make audiences and advertisings more valuable.

Last, but, definitely not least, this merger will give the industry what it’s been asking for. All this is possible because the great managers and associates at both companies, in addition to our patented processes and systems, of course. Together, comScore and Rentrak, is the measurement system of the future and we’re doing so with a great head start.

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NOVEMBER 04, 2015 / 10:00PM GMT, RENT - Q2 2016 Rentrak Corp Earnings Call

As you know, over the past year, we’ve been working hard establishing relationships with a host of other companies to more effectively allow advertisers, programmers, buyers and selling of advertising, to construct the demographic targets they need. In an automated way with partnerships like Oracle Data Cloud, KBM Group and Neustar. Together, we’ll be working to give clients more access to deliver cross-media promo effectiveness when measuring the results of advertising campaign.

This is another reason that we’re merging with comScore. The combination will give us improved reach and frequency planning, cross-media targeting, enhanced multicultural targeting, and the results will allow marketers to extend their TV media plans to reach audiences across display, online, video, mobile, and social media. All for the benefits of our great clients.

Now, I’d like to report on our new product line. Rentrak had another fantastic quarter. With 53% growth in TV station revenue, in TV revenues, I should say. 30% growth in total revenue. And, a considerable operating leverage that resulted in adjusted EBITDA margins of more than 23%. Our pipeline remains strong and we continue to believe that the macro trends for our services will continue to drive additional revenue and profit growth. As a result, we again, are reiterating our full-year guidance.

As shown on slide 10. Our network client base has grown to 106, including four of the five broadcast networks. Our recent wins are many, including ABC Family, BBC, C-SPAN, VITAL TV network, Pivotal, Writers Guild, and Turner.

Turner, as an example. Now, for the first time is making guarantees on their AudienceNOW platform and AudienceNOW targeting products with Rentrak’s major advertisers. This is huge. As we discussed it, on our last quarter, we have also very safe -- been successful in building our Branded Entertainment and sports products.

On slide 11 and 12. It shows some of the great ad agency clients on the list that continues to get bigger and bigger. We have new deals with a number of local agencies, one of which is an example of a growing trend, that will be using Rentrak as their exclusive buying currency in the market of Los Angeles.

We also signed two new agencies in the automotive and home furnishing sectors who will be using us exclusively. Currently, 25% of our local agency clients are using Rentrak as their exclusive or primary television currency. And, about 40% of the new agencies we are signing are starting off with us as their exclusive partner. Which is a testament to the value that we are providing in the advertising ecosystem.

In the other area, the political area, our work continues to bear great fruit. We recently signed four new major political engagements, several of which revolve around presidential race. Additionally, a new agreement with Deep Root Analytics, which allows agencies to use Rentrak TV ratings to better plan their campaign strategies for the upcoming election cycle. By integrating segments of voter information with our television viewing ratings.

The New York Times, this weekend, had an interesting story about how President Eisenhower was the first candidate to effectively use television. If that’s the case, we believe Rentrak is the first company to help candidates effectively target their audiences on TV. Additionally, a recent Bloomberg article, said that businesses are trying to replicate the micro-targeting techniques developed in the political arena. As many brands benefit greatly from this same technique.

That bodes very well for Rentrak. And soon, comScore and Rentrak together. In fact, we are working with several brands that you are probably very familiar with. Including a large grocery store chain, a large drugstore chain, and a major Internet retailer, because of our work in the political arena.

On the Branded Entertainment front. As you can see on slide 13. We continue to attract new clients who understand the importance of undercovering the value of branded integrations across TV and movie content everywhere. Several major auto manufacturers, ad agencies, and sports properties are using our Branded Entertainment products to help make key business decisions.

The sports market, one of our newest verticals, is going strong, and presents a great growing opportunity for us. Rentrak’s newest clients in the quarter include Pegula Sports and Entertainment, Vanity -- Fantasy Sports Network and the Professional Rodeo Association, among several others. This growing category provides sports marketers with the ability to leverage specific fan and consumer targets for television buying, sponsorship opportunities, and content value.

Our recent acquisition of SponsorHub bolsters our sports and Branded Entertainment areas as well as several other verticals. Sports is just not about people watching. It’s about how people are using social media with contents with their teams; with like-minded individuals. As the premier big data platform for sports and the entertainment industry, SponsorHub measures and tracks brand entertainment in sports and across other branded entertainment narrative, ranging from Olympics to the World Cup. By adding social media to our TV Everywhere products, Rentrak provides additional transparency for the advertisers that are using these franchises,

Next, I’d like to come back to our local television business. And again, on slide 14. We reached an important milestone in the quarter in local TV, surpassing the 600 client mark. As I mentioned earlier, with the signing of Sinclair TV, and the expanded agreement with CBS, with all of their owned and operated stations, we broke through that 600 mark.

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NOVEMBER 04, 2015 / 10:00PM GMT, RENT - Q2 2016 Rentrak Corp Earnings Call

We currently have contracts with 93% of the television stations owned and operated by ABC, CBS, NBC, and FOX. We also, again, expanded our relationship with Nexstar adding four new markets and signed an additional NBC-owned-and-operated station in San Diego, and added several independently owned stations in a number of markets. We now have clients in all top 25 markets.

Finally, I’m pleased to announce that one of the largest third-party processors of ratings information for television stations, Wide Orbit, has significantly enhanced the way its systems report Rentrak data. This makes our ratings far easier for our mutual clients to use Rentrak in the transaction process.

Next, I’ll talk about our on demand business. Where Rentrak remains the only census measurement for all VOD transactions in America. We continue to attract new clients and renew existing relationships. We recently signed a renew, Freestyle Digital Media, Gospel Music Channel, RADiUS-TWC, that’s a division of the Weinstein Company; Cinetic Rights Management, also, Univision and Warner Brothers.

As you know the TV medium has never been healthier because of Video on Demand. Time-shifted dealing has become a megatrend as consumers continue to watch content on their own schedules. As a result, on demand is a key component of total TV measurement. And, as the only measurement company that includes time-shifted viewing over the course of a month and beyond. Rentrak, and soon, Rentrak and comScore, remains the best positioned to help the industry capitalize on this viewer megatrend. We continue to believe that VOD represents one of the best advertising mediums because it reaches a highly targeted consumer with targeted ads that cannot be fast forwarded.

I’ll end my discussion today with our Movie Everywhere business which is slow -- shown on slides 16 and 17. As you know, Rentrak is the real-time census measurement at the box office. We recently expanded our international footprint in the Caribbean, the Middle East, and Southern Africa. Which brings us to 64 countries.

The movie industry remains very healthy with global box office receipts up 6% year to date compared to last year. With the healthy the industry the industry is also striving for greater profitability. And, Rentrak continues to sign new clients with our analytics products. And, we’re very excited to extend those analytic products with our new agreement with Gower Street. Through which will be building products for the global movie market through advanced data science and our real-time movie measurement tools.

One of the products that we’re working on is a global distribution planning tool that helps generate box office estimates for all movie titles that’s planned up for the next year-and-a-half. This allows distributors to optimize the release strategy, to have maximum profitability. The second product does something very similar on a localized basis for the movie theaters, with the screen booking optimization tool.

Finally, Rentrak Swift. Which we formally called eBOR. Which is our electronic box office reporting product. This product streamlines the transactions between the movie theater owners and the movie distributors. Making the process much more timely and efficient.

The growth in Rentrak Swift has been very strong. We are processing a large amount of transactions from approximately 800 theaters in North America and continue to expect revenue generation to commence in the fourth quarter. We’re also expanding that service to international markets. Now, I’d like to turn it over to David for a review of our financial results. David.

David Chemerow - Rentrak Corporation - COO & CFO

Thank you Bill. Before we begin, please note that my remarks for today relating to last year’s results are from continuing operations. Which exclude the PPT business we sold in January 2015. Our 2016 results do not include discontinued operations. Since the sale took place before the start of this fiscal year.

As you can see on slide 19. Total Company revenue for the second quarter of FY16 grew 30% to $32.8 million. Up from $25.2 million for the last year’s second quarter. On the same slide, you can see our revenue breakdown by product line. TV Everywhere grew 53% to $20.4 million. Compared with last year’s second fiscal quarter.

We also saw a $4.8 million sequential increase from the first quarter. Resulting from the addition of contracts with new national networks, local stations, media analytics, advertiser, and political customers. Movies Everywhere increased to $7.7 million, or, by 9% on a constant currency basis. Foreign exchange had a negative four percentage point impact.

As we noted in prior calls, growth in this product line is expected to be more pronounced in the last half of FY16 as we book large domestic studio renewals and begin to record revenue from Rentrak Swift. OnDemand Everywhere rose 15% to $3.9 million. Primarily resulting from ongoing increased agency usage of our OnDemand platform. A trend we expect will continue as well as rate increases. Other services was approximately $800,000 compared with $1.2 million for last year’s second quarter.

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NOVEMBER 04, 2015 / 10:00PM GMT, RENT - Q2 2016 Rentrak Corp Earnings Call

Moving to slide 20. Gross margin was 69% of revenue for the FY16 second quarter. Compared with 68% for the prior-year period. The increase is related to the relatively fixed cost nature of our product lines.

Revenue grew much faster than our data costs during the quarter. Operating expenses totaled $21.1 million for the second quarter of FY16. Compared with $17.6 million last year. Operating expenses, before the iTVX earn-out and acquisition costs, grew by only 18% from the prior-year period, well under the 30% revenue growth rate.

As you’ll see on slide 21. Our FY16 second-quarter operating income was $1.7 million. Versus an operating loss of $416,000 last year. For the FY16 period, operating income before items, would have been $5.1 million. Which excludes $2.1 million in stock-based compensation costs, $1.3 million in acquisition and reorganization costs, and $46,000 related to the iTVX earn-out.

For the FY15 period, operating income would have been $2.5 million. Which excludes $2.1 million in stock-based compensation costs, $600,000 in costs related to the iTVX earn-out, and $270,000 in acquisition costs. So, year over year, second-quarter operating income, adjusted for the items above, more than doubled from the prior year because of a significant leverage in our operating model. As revenue grew at a much faster rate than expenses.

On slide 22. You can see that income from continuing operations, net of income taxes, was $1.2 million, or, $0.08 per diluted share. Compared with a loss of $733,000, or, $0.06 per share for the same period last year. Excluding items already discussed for both periods as well as the net loss attributable to non-controlling interest, our income from continuing operations, net of income taxes, would’ve been $4.7 million, or, $0.29 for the FY16 second quarter. Compared with $2.2 million, or, $0.17 per diluted share for the same period last year.

Adjusted EBITDA increased to $7.6 million, or, 23.2% of total revenue for the second quarter of FY16. Versus $4.3 million, or, 17% of total revenue for the first period last year. We continue to project full-year adjusted EBITDA in the range of 16% to 18%. With a long-term target of 35% as you can see on slide 23. We generated $5.8 million in cash from operating activities for the FY16 second quarter. Versus $6.7 million, including discontinued operations, last year.

We continue to expect to generate positive free cash flow this year. Cash, cash equivalents, and marketable securities, was $78 million at September 30, 2015. Versus $84 million at the end of FY15. We have no debt. Capital spending for the second quarter of FY16 was $6.7 million.

On slide 24. You’ll see our reiterated outlook for FY16. We continue to forecast growth in total revenue of 36% to 39% and TV Everywhere growth of 55% to 65%. As a reminder, our quarterly results may be lumpy, primarily related to the much larger contracts we are signing and the flexibility required to maximize the deal.

Our adjusted EBITDA target remains in the range of $23 million to $26 million, or, 16% to 18% of revenue. In dollars, this target is four to five times FY14 levels and nearly twice 2015’s level. We continue to expect full-year capital spending of approximately $13 million to $14 million. We anticipate tax expense for the full year of approximately $4 million. Most of which is expected to be non-cash. And, we are forecasting approximately $16.4 million fully diluted weighted average shares outstanding. We remain very enthusiastic about Rentrak’s ability to continue generating significant revenue growth and expanding margins. As our business continues to scale.

Additionally, with the pending merger of Rentrak and comScore, we believe we are in a fantastic position to continue growing market share. By providing the industry with a single source for audience measurement across screens. Both, Bill and I, thank you for your continued support and interest. Operator, we are now ready to take questions from the audience.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Tom Eagan, Telsey Advisory Group.

Tom Eagan - Telsey Advisory Group - Analyst

Great. Thank you. I have two. I guess, first, as we look into 2016. How soon, do you think, after the closing of the score rent deal, might the combined Company be able to offer a syndicated cross-platform metric? And, what do you think the gating factors are? Are they more technical, or, not? And then, I have a follow up. Thanks.

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NOVEMBER 04, 2015 / 10:00PM GMT, RENT - Q2 2016 Rentrak Corp Earnings Call

Bill Livek - Rentrak Corporation - Vice Chairman & CEO

You will be surprised how quickly we’re going to hit the ground running with cross-platform. Remember, our relationship with comScore is not new. We’ve been working with them with a number of client companies for a long time. So, these product plans were hatched, actually, by our clients. And, those are the best product plans. So, even though we’re in this period where we’re waiting for regulatory approval. One should assume that very early, once the deal closes, our customers are going to be profiting on the products that will be combined.

Tom Eagan - Telsey Advisory Group - Analyst

Great. Thanks Bill. And then, secondly, following a recent Score S-4 filing, I’ve heard a question from a client about a Rents — about the Rent Score process of negotiation. I — that may have come from comments made from a report, I guess. Any comments on that? Thanks.

Bill Livek - Rentrak Corporation - Vice Chairman & CEO

There was a report that came out about the S-4 that questioned a couple of things. One, it questioned, WPP’s involvement. And, I don’t know why that keeps coming up. WPP is a minority shareholder with no rights. And, WPP’s independence should never be questioned for one common sense reason. They operate the currency rating service in 40 countries around the world where every advertiser and agency utilizes them.

The second issue that came out in an analyst report had to do with 4 other firms that looked at Rentrak when we were in the process with comScore. One of those firms did make us an offer to acquire us. But, the board concluded that that offer was simply not as attractive as a merger with comScore because the merger with comScore gives us great revenue synergies on the upside.

You should know that the other three firms that discussed acquiring Rentrak, although it would’ve been really logical for them because it fit with a number of their strategies. They decided at this time, for their own strategic reasons, it — an acquisition did not make sense. But, I should add, that we have strategic relationships of our own and long, strong commercial relationships which e — with each of those firms.

You also, I assume, are pointing out in the analyst report, that they brought up, that during our negotiations with comScore, the negotiations broke down a couple of times. And, in my experience, and I’ve been through a few acquisitions in my career, that’s where you want to have the disagreements. When you’re negotiating. I’ve never been involved with a deal that works for the long run that didn’t break down. Because that’s where legitimate disagreements, where each side is endeavoring to deliver the best shareholder value, does it. And, I think that’s a litmus test in my opinion. That the deal was fully vetted and it was good for the shareholders.

Tom Eagan - Telsey Advisory Group - Analyst

Great. Thank you.

Bill Livek - Rentrak Corporation - Vice Chairman & CEO

Thank you.

Operator

Peter Appert, Piper Jaffray.

Peter Appert - Piper Jaffray & Co. - Analyst

Thanks, good afternoon. So, Bill or David, you mentioned that the whole process of seeking larger contracts and driving pricing. Can you, just, give us an update of what you’re seeing in that regard?

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NOVEMBER 04, 2015 / 10:00PM GMT, RENT - Q2 2016 Rentrak Corp Earnings Call

Bill Livek - Rentrak Corporation - Vice Chairman & CEO

The pipeline’s really good. (laughter) A matter of fact, it hasn’t been better and fatter in this 6-plus years that I’ve been here. We’ve broken through on that delicate balance with ad agencies, advertisers support, that gives the incentive to — for television networks to use us as currency, and for local television stations, to use us, also, as currency. And, you saw that today with the Sinclair deal. A matter of fact, as part of that Sinclair deal, we’re working with them to launch their new national sales business. I believe it’s called the ox mix.

And, it’s an important local strategy that they have that takes advanced demographics that only Rentrak produces and helps them sell more advertising. So, this growing trend of enhanced automation, I guess, I’ll call it. That helps the sellers and buyers of advertising, along with the basic need, that advertisers are on this never-ending quest to squeeze more productivity out of every ad dollar. And, you can only do that if you measure the products that a viewer consumes. Up against the exact TV show. So, that pipeline is great.

Peter Appert - Piper Jaffray & Co. - Analyst

Got it. The Sinclair deal is impressive. And, I know you don’t talk about the economics of specific transactions. But, I’m wondering, I guess this is for David. Given how significant the incremental station count is, wouldn’t that have some measurable impact on the second-half results? Suggesting, maybe, the second-half guidance could be a little bit conservative, since you’ve kept stable?

David Chemerow - Rentrak Corporation - COO & CFO

Look, we feel very good about the nature of that deal and the kind of revenue that will be booked from it. We still have significant performance we’ve got to do in the second half, Peter. And, I feel very good that we’re going to be able to achieve those numbers. I really don’t want to take them up at this time.

We’ve got a lot of accounts that we’re looking at. And, that we have plans to sign in order to achieve that. But, I think that leaving it where it is, is probably the best place to leave it.

Peter Appert - Piper Jaffray & Co. - Analyst

Sure, and then, in terms of the Sinclair stations that you’re adding. Would these tend to be smaller stations within their group?

Bill Livek - Rentrak Corporation - Vice Chairman & CEO

They’re everywhere. They’re from big to small. It cuts the broad swath of their growth.

David Chemerow - Rentrak Corporation - COO & CFO

But, what’s so nice is Sinclair is the biggest station group owner in the country in terms of stations owned. And, now, they’re going to be using us in every single one of their stations. And, that’s just a great vote of confidence from their part to us. And, as a sign, since we’ve been working with them, now, for nearly 6 years. Of how much they’re able to benefit from the use of our service.

Bill Livek - Rentrak Corporation - Vice Chairman & CEO

Remember, that remind you all on these calls, that the methodology that we’ve been utilizing, it works. We started a long time ago with these groups. Getting a few of their stations, then a few more, then a few more. And, it ultimately ends in the whole group. And, it is logical based on the heels of all the CBS stations coming in, owned and operated, Sinclair. That, you will see more groups do the same.

Why are they doing it? Because, their business has changed around the advanced demographics. More of their business is local than ever before. They’re competing with new competitors that they have never competed with before. Rentrak’s the only local tool that helps the stations continue to produce great revenue results. So, pipeline’s great. Station business, great. National business is great.

Peter Appert - Piper Jaffray & Co. - Analyst

Thank you.

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NOVEMBER 04, 2015 / 10:00PM GMT, RENT - Q2 2016 Rentrak Corp Earnings Call

David Chemerow - Rentrak Corporation - COO & CFO

Thank you, Peter.

Operator

Tim McHugh, William Blair & Company.

Tim McHugh - William Blair & Company - Analyst

Yes. Thanks. I guess I have a few. One, I guess, well, if you don’t want to talk about the size of Sinclair, I guess. How quickly do you see revenue from that? Will — it’s that in Q3 here, the fiscal Q3? Or, will it take a little bit for that to roll out?

Bill Livek - Rentrak Corporation - Vice Chairman & CEO

Well, if we’re comfortable with our guidance and we’re comfortable with our guidance with Sinclair in it.

David Chemerow - Rentrak Corporation - COO & CFO

And, look, the way that all of our deals work, Tim. Is that, shortly, around the time that they’re signed is when the revenue starts coming in. So, it’s either right on that date or the beginning of the month immediately before or after. It’s right around that timing. So, this revenue will be booked as we move along.

Tim McHugh - William Blair & Company - Analyst

Great. Okay. And then, I guess, just, you just talked a little bit about S-4. So, I guess I may as well ask. There’s part of there, where, I guess in September you revised, kind of, or, delivered revised expectations which were a little lower than what you had initially had given to comScore, I guess.

What — can you talk about what in the market changed that? I mean, obviously, you had a good quarter. You talked about a big signing here, I guess. What, from a longer-term perspective, caused you to revisit that set of projections?

Bill Livek - Rentrak Corporation - Vice Chairman & CEO

We wanted to be conservative. Don’t read anything into there other than conservatism.

Tim McHugh - William Blair & Company - Analyst

Okay. And then, one last, just, the news, I guess, Nielsen commenting about wanting to add set top box data by the end of the year. And, there’s also news around Comcast during the quarter.

Just talk about, I guess, any reaction to those items? As well as, just, competition, I guess, going forward? If they’re going to compete more directly in trying to get that same data that you guys leverage?

David Chemerow - Rentrak Corporation - COO & CFO

Look, we’re not in their boardroom. So, I never comment. In all the years that many of the analysts — we will never comment on a competitor. We spend all of our energy building great products today and even better ones in the future.

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NOVEMBER 04, 2015 / 10:00PM GMT, RENT - Q2 2016 Rentrak Corp Earnings Call

In terms of, Comcast. Comcast was one of our first clients. Our relationship with them is a decade old. It’s an integrated relationship. They helped us launch our great video on demand business. And, we are in constant discussions with Comcast about expanding our relationship. No more comment other than that.

Tim McHugh - William Blair & Company - Analyst

Okay. Thank you.

Bill Livek - Rentrak Corporation - Vice Chairman & CEO

Thank you, Tim.

Operator

Randy Reece, Avondale Partners.

Ben Flox - Avondale Partners - Analyst

Hello, guys, Ben Flox on for Randy. He just hit on Comcast, so, I just guess I have one. I’m just curious, operationally, if there’s been any changes given the merger? Maybe, things you’re emphasizing or deemphasizing now that you’re moving forward?

Bill Livek - Rentrak Corporation - Vice Chairman & CEO

No, you — it’s funny, I’m hearing that from a lot of our customers. It’s business as usual. Even though Rentrak precisely measures movies and TV everywhere, we have a lot of products that are underneath that. That are integral to the whole movie and television ecosystem working. So, we’re not going to deemphasize any of them. The reason for the merger was not saving money. Okay? (laughter)

The reason for the merger was additional revenue in a brand new market. Right now, there is a zero market share for anyone on multi-platform. We had a great multi-platform strategy. With comScore, we believe our joint marketing plan is perfect. That, it’s not about the next product that comes out in January or February. It’s the products that will continue to come out because of these assets that we’re merging together.

And, it’s just not the data. It’s the human assets. We’ve got great data scientists on both sides of both companies. Bringing those groups together is nothing short of a Manhattan project. It’s going to be exciting for our customers and our shareholders.

Ben Flox - Avondale Partners - Analyst

Okay, thank you. Nice quarter guys.

Bill Livek - Rentrak Corporation - Vice Chairman & CEO

Thank you, Ben.

Operator

And, our last question for the day comes from Rich Tullo from Albert Fried.

Rich Tullo - Albert Fried & Company - Analyst

Hello, guys, congratulations on Sinclair.

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NOVEMBER 04, 2015 / 10:00PM GMT, RENT - Q2 2016 Rentrak Corp Earnings Call

David Chemerow - Rentrak Corporation - COO & CFO

Thank you, sir.

Rich Tullo - Albert Fried & Company - Analyst

Concerning industry wallet, or the dollar amount of revenues available to Rentrak. Now that you’re at 615 TV stations. Would you say — what percentage of wallet is now available to you?

Bill Livek - Rentrak Corporation - Vice Chairman & CEO

A big percentage. If you look at how we get paid.

Rich Tullo - Albert Fried & Company - Analyst

(laughter) Okay, TV —

Bill Livek - Rentrak Corporation - Vice Chairman & CEO

How we get paid, we — how we get paid, it’s a percent of total spend. All right?

Rich Tullo - Albert Fried & Company - Analyst

Yes.

David Chemerow - Rentrak Corporation - COO & CFO

So, if you think about it, as we’ve — it just expanded the pie. Okay? If there’s $70 billion spent on TV and then you add another $50 billion on top of that for the direct digital piece, the combination of the companies, our share of that wallet, we believe, will increase over the years exponentially.

Rich Tullo - Albert Fried & Company - Analyst

Yes, no, I’m just talking about local TV. Right? Because, now you’re approaching 40% of the stations?

Bill Livek - Rentrak Corporation - Vice Chairman & CEO

Oh. It’s early innings, okay, on that. I mean, think about it for a minute. We will have every television station at a certain moment out of the 2000. So, we’ve got a ways to go on that front.

But remember, what’s happening in local TV is different than national TV with this multi-platform. Their multi-platform is the videos that they show on their website or on their mobile devices, their mobile app, with local news. Those are not monetized particularly well. The television station clients tell us they want us to measure and integrate that in. We will do that in the future.

The next generation competition. We had a very large group of clients, about 150 of them, in Chicago, recently. And, in a discussion with them, we asked them, who are you most concerned with competing with in the future? They are people like Facebook. They are people like Youtube.

And, they want us to build products with comScore that will allow them to compete the more effectively in a local market. So, I guess, Rich, a way of defining that, the share of wallet is being redefined as we speak. And again, another reason that we did the merger.

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NOVEMBER 04, 2015 / 10:00PM GMT, RENT - Q2 2016 Rentrak Corp Earnings Call

David Chemerow - Rentrak Corporation - COO & CFO

Well, and, I think, one more thing to add onto that is we have done a great job over the last six years of raising our prices consistent with the utility and the value we’ve been providing.

And, as Bill talked to more utility from Wide Orbit, in this last quarter, in terms of the way that we’re being used as we deliver more households, as we deliver more and broader product, we’re able to garner higher prices as well. And so, as you put that altogether, it leads to a lot more revenue than one might look at by looking at our results today. Or, by looking at our results a couple of years ago.

Rich Tullo - Albert Fried & Company - Analyst

Okay.

Bill Livek - Rentrak Corporation - Vice Chairman & CEO

Thank you, Rich.

Rich Tullo - Albert Fried & Company - Analyst

Did iTVX contribute to the quarter?

Bill Livek - Rentrak Corporation - Vice Chairman & CEO

Well, of course. iTVX is performing nicely. We’ve been growing what we’re doing. And, we’re now working with nearly all auto manufacturers, as well as a variety of others firms, providing the branded entertainment measurement that iTVX does.

Rich Tullo - Albert Fried & Company - Analyst

Okay. Thank you.

David Chemerow - Rentrak Corporation - COO & CFO

Thank you, sir.

Operator

And, ladies and gentlemen, we do have time for one additional question. Tracy Young, Evercore.

Tracy Young - Evercore Partners Inc. - Analyst

Yes, I just wanted to follow up on your addition of the — two things. I wanted to follow up on your addition of all of these Sinclair stations. Is there any integration that’s required? Or, do you just, when you add these stations, you just start day one with those?

And then, in terms of political, could you talk a little bit about the product? I know there was — there’s debates that have happened this quarter. Could you just talk about some of the analytics that you’ve been tracking? Anything like that?

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NOVEMBER 04, 2015 / 10:00PM GMT, RENT - Q2 2016 Rentrak Corp Earnings Call

Bill Livek - Rentrak Corporation - Vice Chairman & CEO

Great. On Sinclair, it’s — mechanically, it is flipping a switch to turn the stations on. And then, we go through a training process with the new stations to make sure that they’re getting the maximum utility. Our definition of success with customers, if they’re using us to make money with.

And, once trained, and it becomes habit, it becomes a great renewal cycle. And, that’s why we love this business. That, when we become part of their everyday task of doing business, these businesses renew at a quite a high rate.

On the political front, the thing that we’re most excited about, political, is these political candidates have to make the sale. They don’t have a long time to experiment. So, they being — bring the best and brightest minds in advertising to come up with essentially a virtual ad agency for them. Where they take their political segment of the voters that they believe are persuadable and they position they’re television targeting. Now, in the primaries within the local markets, within the states where there are primaries.

So, that’s why it’s so exciting. The carry-on or halo effect of political is that these virtual ad agencies that get developed with the best and brightest, once the candidate leaves the race, they go into the private sector with those same disciplines, and they bring Rentrak with them. And, many of our new clients started with us in the whole political arena.

This political cycle, their issue, we’ve read, in many spots, is going to be very large. And, as many of these political agencies have said, stations and networks can bring in anything they want to try and persuade the candidates to spend money on their air, but they’re only using Rentrak. So, this political cycle is very good. It’s going to have a carry-on effect for many years into the future. Because, these segmentations systems are being used in the private sector.

Tracy Young - Evercore Partners Inc. - Analyst

Okay. Thank you.

Bill Livek - Rentrak Corporation - Vice Chairman & CEO

You’re welcome.

Operator

Ladies and gentlemen, this does conclude our question-and-answer session. At this time, I’d like to turn the conference call back over to Mr. Livek for any closing remarks.

Bill Livek - Rentrak Corporation - Vice Chairman & CEO

Thank you operator. And, thank you all for being here on the call today and with us over the years. And, as always, I thank you for trusting some of your investment dollars with us. We take that very seriously.

And, assuming that the regulators approve this, we believe they will, on time in early January, we will see you on a combined Rentrak-comScore earnings call early next year. Again, thank you for all of your support.

Operator

And, ladies and gentlemen that does conclude today’s conference call. We do thank you for attending. You may now disconnect your telephone lines.

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